FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

MARKET ANNOUNCEMENT

The Company discloses, for the intended purposes, a clarification note received from the Presiding Chair of the Ordinary General Meeting of Shareholders held on April 17, 2008, in the following terms:

“In relation to the Ordinary General Meeting of the Shareholders of this Company held on April 17, 2008, the minutes of which were written in summary form as authorized by the attendees and in accordance with the provisions of Law 6404/76, Article 130, Paragraph 1, we have the following clarifications about the election of members to Sadia S.A. Board of Directors. For the term of office up to the 2009 OGM, the candidates were nominated in the following order:

(I) By nomination of Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, BB Top Ações IBrX Indexado Fundo de Investimento, BB Top Ações Ibovespa Indexado Fundo de Investimento, BB Top Ações Small Caps Fundo de Investimento, BB Top Ações Exportação Fundo de Investimento, BB Top Ações Dividendos Fundo de Investimento, BB Top Ações Ibovespa Ativo Fundo de Investimento, BB Top Ações Setorial Consumo Fundo de Investimento, Brasilprev Top A Fundo de Investimento de Ações, Brasilprev Top Ações Dividendos Fundo de Investimento, BB Previdência Top Fundo de Investimento Multimercado, BB Top Ações Índice de Sustentabilidade Empresarial Fundo de Investimento em Ações and Fundação Banco Central de Previdência Privada - CENTRUS, Mr. Cassio Casseb Lima;

(II) By nomination of other Preferred Shareholders, Mrs.  Luiza Helena Trajano Inácio Rodrigues;

(III) By nomination of Sadia S.A. Shareholders' Agreement, Messrs. Walter Fontana  Filho, Eduardo Fontana D’Avila, Diva Helena  Furlan, Everaldo Nigro dos  Santos, Francisco Silverio Morales Cespede, José Marcos Konder Comparato, Norberto Fatio,  Roberto Faldini and Vicente Falconi Campos.

Upon the Election, the aforementioned body shall be composed of: Walter  Fontana Filho – Chairman;  Eduardo Fontana D’Avila – Vice-Chairman; other Board Members: Cassio Casseb Lima; Diva Helena  Furlan, Everaldo Nigro dos  Santos, Francisco Silverio Morales Cespede,  José Marcos Konder Comparato, Luiza Helena Trajano Inácio Rodrigues, Norberto Fatio,  Roberto Faldini and Vicente Falconi Campos.

São Paulo, April 22, 2008

Walter Fontana Filho – Presiding  Chair

José Nestor Conceição Hopf – Secretary"

Sadia S/A

Welson Teixeira Junior

Investor Relations Director